Filed by Sanchez Computer Associates, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and
deemed filed pursuant to Rules 14a-12 and 14d-9
under the Securities Exchange Act of 1934, as amended
Subject Company: Sanchez Computer Associates, Inc.
Commission File No. 0-21705

THE FOLLOWING IS THE TRANSCRIPT FROM THE CONFERENCE CALL AND WEBCAST HOSTED BY SANCHEZ COMPUTER ASSOCIATES, INC. ON FEBRUARY 10, 2004:

[SANCHEZ LOGO]

FINAL TRANSCRIPT

Event Transcript

SCAI- Q4 / Year End 2003 Sanchez Computer Associates, Inc. Operating Results Conference Call

Event Date/Time: February 10, 2004 5:00 PM EST

Sanchez Computer Associates, Inc.	40 Valley Stream Parkway	Malvern, PA 19355 USA	1-610-296-8877	www.sanchez.com

CORPORATE PARTICIPANTS

Frank Sanchez
Sanchez Computer Associates, Inc.—CEO

Michael Sanchez
Sanchez Computer Associates, Inc.—Chairman

Joseph Waterman
Sanchez Computer Associates, Inc.—President & COO

Todd Pittman
Sanchez Computer Associates, Inc.—CFO

CONFERENCE CALL PARTICIPANTS

Glenn Greene
ThinkEquity Partners

PRESENTATION

Operator

        Good day everyone. My name is Matt, and I will be your conference facilitator today. At this time I would like to welcome everyone to the Sanchez Computer Associates 2003 Fourth Quarter and Year End Operating Results conference call. All lines have been placed on mute to prevent any background noise. Before beginning, the company has asked me to read the following Safe Harbor statement.

        Today's conference call contains forward-looking statements about the company's future performance and the merger transaction with Fidelity National Financial and may include without limitation, statements concerning Sanchez's expectations of the impact of 2003's fourth quarter restructuring charge on the company's performance and the expected benefits of the cost reduction plans. Forward-looking statements include information about possible or assume future financial results of and events involving Sanchez and usually contain words such as "believes," "intends," "expects," "anticipates" or similar expressions. Our discussion today contains statements related to future events and expectations. And such statements are forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause FNF's or Sanchez's actual results, performance or achievements to be different from those expressed or implied in our statements. FNF and Sanchez expressly disclaim any duty to update or revise forward-looking statements. The risks and uncertainties to which forward-looking statements are subject include but are not limited to the effect of governmental regulations, the economy, competition and other risks detailed from time to time in the "Management's Discussion and Analysis" section of each of FNF's and Sanchez's Form 10K and other reports and filings with the SEC.

        In addition, this conference call does not constitute any offer of any securities for sale or asolicitation of proxy. In connection with the proposed transaction between FNF and Sanchez, a registration statement, prospectus and proxy statement will be filed with the Securities & Exchange Commission. Investors and shareholders are advised to read these and all related documents when they become available, because they will contain important information. Investors and stockholders may obtain a free copy of the registration statement, prospectus, proxy statement and related documents when they become available from the Securities & Exchange Commission's Web site, at http://www.sec.gov. Free copies of these documents may also be obtained at Sanchez's Web site at http://www.sanchez.com and at FNF Web site at http://www.fnf.com.

        In addition to the registration statement, prospectus and proxy statement, Sanchez and FNF file annual, quarterly and current reports, proxy statements and information with the SEC.

        Michael Sanchez, chairman of the board, will be leading the call, and Todd Pittman, chief financial officer, will provide financial highlights. Frank Sanchez, chief executive officer and Joseph Waterman, president and chief operating officer are also participating in the call.

        A question and answer session will follow the management's discussion of 2003's Fourth Quarter and Year End Operating Results.

        If you'd like to ask a question during this time, simply press the number 1 on your keypad and questions will be taken in the order they are received. If you'd like to withdraw your question, please press the pound key. Thank you. I'd now like to introduce Mr. Michael Sanchez, Chairman of the Board. Mr. Sanchez, you may begin your call sir.

Michael Sanchez
Sanchez Computer Associates, Inc.—Chairman

        Well thank you, Matt. I think that was probably the first time that the announcer's speech was going to be longer than the company's. But given the situation I think it's appropriate.

        Good afternoon and welcome to the Sanchez Fourth Quarter and 2003 Year End conference call. Before we discuss the results, I'd like to comment on the recent announcement of the pending merger between Sanchez and Fidelity National Financial.

        As you know, on January 28, 2003, we announced our merger agreement with Fidelity National Financial at $6.50 per Sanchez share, payable 50 percent in FNF stock, and 50 percent in cash, subject to shareholder elections, prorations and adjustments under certain circumstances. FNF has entered into a voting agreement to support the transaction with Sanchez shareholders holding in excess of 40 percent of the common vote, and we expect the transaction to close in the second quarter of 2004, subject to approval by Sanchez shareholders and customary regulatory and other conditions.

        As we said at the time, we believe that our combination with FNF will produce the compelling value proposition for banks and other financial services institutions that plan to transform to an online real-time infrastructure. Becoming a part of a much larger company that is focused on the financial services market, is the best way for Sanchez to realize its growth potential, and to overcome the issue of our relative size when large banks make buying decisions. Our board of directions carefully examined all the options available to us, and ultimately determined that the transaction we announced with Fidelity was in the best interest of our shareholders, our customers and our employees. We believe this is the right move at the right time for our company.

        As you also know, this discussion does not constitute an offer for any securities for sale. We have filed the merger agreement and related documents with the SEC and they're already publicly available through the SEC Web site. FNF and Sanchez will be filing registration statements, proxy statements and prospectuses with the SEC, which will contain customary detailed information about the transaction, including its background and both company's reasons for pursuing it. You'll be advised to read these filings when they become available, because they will contain important information. And, we ask that you defer your questions about these matters until the filings are available.

        Todd, our CFO, will be discussing financial results for the quarter and the year momentarily. But first, I'd like to briefly highlight some of the accomplishments for 2003.

        We launched the direct bank for Schwab Corporation through our outsourcing and banking business units. Schwab utilizes the full suite of Sanchez's banking software products.

        We launched ING Direct in the U.K., becoming the sixth ING Direct to launch globally. ING Direct is the largest, and we believe, the fastest-growing direct bank in the world.

        Sumitomo Mitsui Banking Corporation, one of the largest banking institutions, converted Paris's Corporate Banking Operation to the Profile banking platform. This is the fifth global region Sumitomo has moved on to the Profile system.

        In Poland, Bank DZ purchased and implemented the Profile banking and CRM solution. RBC Financial Group, Canada's largest bank, went live with Sanchez mutual funds order management system. Sixteen hundred financial planners at 1,300 used this system to provide third party mutual fund order management.

        And finally, Sanchez became the first financial services software vendor in the world to have a core banking processing system running in production on a Linux platform at First Mortgage KFT in Hungary.

        Now I'll turn it over to Todd to review the financial highlights for the year and the quarter. Todd?

Todd Pittman
Sanchez Computer Associates, Inc.—CFO

        Thank you Michael. Good afternoon. As reported in our press release this afternoon, for the fourth quarter of 2003 we are reporting $24.2 million in revenue and a net loss of $0.03 per share on a fully diluted basis. And for the year, the company posted revenue of $96.4 million and a net loss of $0.38 per share. Our reported quarterly revenues exceeded the high end of our previously provided revenue range. Our quarterly earnings, which include the pre-announced impact of a restructuring charge, were within our net loss range of ($0.02) to ($0.05) cents per share.

        Commenting briefly on highlights in our quarterly revenue performance. Product revenues decreased $3.9 million from a year ago. Although license expansions from existing clients were down compared to a year ago, the company continued to recognized revenue from the roll out of Scotiabank and Krung Thai Bank, from our wealth management client, Royal Bank, and from expansions across a number of clients including ING and Inteligo.

        Our reported services revenues increased $1.1 million compared to the same period last year. In addition to revenue recognized from the continued roll out of clients in the implementation process, the company also experienced significant increases in services from its European installed customer base and benefited from a net increase in the accretion of previously deferred services revenue.

        Processing revenues were in line with that reported a year ago. Although we generated increased processing revenue from the launching of Schwab Bank earlier in the year, this increase was offset by decreases and processing revenue from the discontinuance of processing services provided to Juniper Bank as previously disclosed in our second quarter 10-Q, and a reduction in rates and services provided to other clients during the past year.

        A larger installed client base, maintenance associated with license expansions during the past year, and an increase in other miscellaneous revenue items contributed to an increase in software maintenance fees and other revenue of approximately $700,000 compared to a year ago.

        Turning to the expense side. Our product development cost increased approximately $1.3 million compared to the same period last year. A majority of the change in product development expenses relates to an increase in the net accretion of costs under SAB 101. Increases in overhead expenses and third-party software costs also contributed to the increase experienced in our product development line item.

        Services expenses increased approximately $1.0 million from the same period a year ago. The increase in services expense is primarily a result of higher net accretion of services expense, which is partially offset by lower compensation and external consulting expenses. The 24 percent margin realized on our services revenue is off slightly from the 26 percent margin reported a year ago, and up from that which we reported in the second and third quarter of this year. The staffing adjustments we have been making in the services area during the past year have begun to be reflected in our reported results, and are expected to continue to improve as we move through 2004.

        Processing costs rose slightly from a year ago, and processing margins in the fourth quarter remain below our targeted levels. The primary driver of the increase in our process cost was the result of fewer resources in our data center being allocated to implementation projects during this quarter as compared to a year ago.

        It is our expectation that the staffing reductions we initiated in the fourth quarter of 2003 will contribute towards realizing higher margins as we move into 2004.

        Our sales and marketing expenses decreased approximately $750,000 from a year ago. Reduced staffing levels was the primary driver of this decrease. In addition, a decrease in commissions and travel and entertainment related expenses also contributed to the lower sales and marketing expenses this quarter.

        As pre-announced in our third quarter earnings call, the company recorded a $1.3 million restructuring charge related primarily to the reduction in force the company initiated in October. The primary component of this charge related to severance payments the company expects to make to those individuals impacted by the reduction in force.

        For the quarter, the company has reported an effective tax rate of approximately 50 percent, which is reflective of the benefit the company anticipates realizing from its extra territorial income entity tax filing.

        Some brief comments on the balance sheet. Our cash position remains strong with approximately $28.5 million at quarter end with no debt.

        Our receivables increased modestly from a year ago, however our days sales outstanding continue to improve and stood at 59 days as we ended the year.

        At year-end, the company's balance sheet reflects $18.5 million in deferred SAB 101 related revenue and deferred SAB 101 deferred pre-tax margin of $5.2 million.

        This concludes the company's prepared remarks regarding the fourth quarter 2003 results. So at this time, we'd like to turn it over to Matt to enable the participants on the call to ask questions.

Operator

        Thank you sir. At this time, I would like to remind everyone, in order to ask a question, please press Star 1 on your telephone keypad. We'll take the questions in the order they are received. If you'd like to remove yourself from the queue, you may do so by pressing the pound key.

        Once again, to register a question, please press Star and then 1 on your touch-tone phone. We'll pause a moment before we take our first question.

        As a reminder, questions can be registered by pressing the Star 1 on your touch-tone phone at this time.

        We'll take our first question today from the site of Glenn Greene, ThinkEquity Partners. Go ahead please.

Glenn Greene
ThinkEquity Partners

        Thank you. Hey Michael, just one question related to Fidelity National. And, obviously they announced their acquisition of Aurum yesterday. I was wondering sort of, give us a sense as sort of what the plan might be, what platform they would be going towards. I mean they own a piece of Alltel, now you, or potentially you, and potentially Aurum, wondering sort of the thoughts on what the transition plan is.

Michael Sanchez
Sanchez Computer Associates, Inc.—Chairman

        I think that's—it's premature to actually talk about that at this point because that's still being resolved.

Glenn Greene
ThinkEquity Partners

        Okay. Thank you.

Michael Sanchez
Sanchez Computer Associates, Inc.—Chairman

        Yes, I mean the only thing I can say is what I know about our platforms is that our systems are certainly in the future of the business.

Glenn Greene
ThinkEquity Partners

        Okay.

Operator

        And once again, as a reminder, in order to ask a question, please press Star 1 on your telephone keypad at this time.

        And as a final reminder, if you'd like to ask a question, please press Star 1 on your push-button phone.

        At this time there are no further questions. I'd like to turn the call back over to Mr. Sanchez for his closing remarks.

Michael Sanchez
Sanchez Computer Associates, Inc.—Chairman

        Thank you Matt, and thank you everyone for supporting us in our last six, seven years of being a public company. We look forward to following through with Fidelity. Bye-bye.

Operator

        Thank you for participating in today's conference call. This call will be available for replay beginning at 7:00 pm Eastern Standard Time today through Midnight Eastern Standard Time on February 24, 2004.

        The number to dial for the replay is 1-800-839-4198. Replay is also available through the company's Web site at www.sanchez.com. Thank you.

END